Palisades Capital Group, llc
Investment Banking Advisors

March 20, 2008

Mr. Matt Natalizio
Chief Financial Officer
Tix Corporation
12001 Ventura Place, Ste. 340
Studio City, CA 91604

Dear Mr. Natalizio,

This letter hereby give full consent to Tix Corporation to refer to or quote, in whole or in part, in any registration statement, prospectus, public filing, loan agreement, or other agreement or document all previously completed reports issued by Palisades Capital Group, LLC to Tix Corporation. These reports and conclusions are not intended by Palisades Capital, and should not be construed by the reader, to be investment advice in any manner whatsoever.

Sincerely

/s/ John W. Barrett

John W. Barrett
President
Palisades Capital Group, LLC

333 W. California Blvd., #110 Pasadena, CA 91105
Tel: 626 797-4618 Fax: 626 205-3569